SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                             WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)
                           --------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                             WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                    SUITE 900
                           KANSAS CITY, MISSOURI 64106
                            TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:

                             DAVID W. PRESTON, ESQ.
                               LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                           KANSAS CITY, MISSOURI 64108
                            TELEPHONE: (816) 292-2000



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   WC-RMA  Corp.,  a  Delaware  corporation  ("Purchaser")  and  a  wholly-owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 10, 1999 relating to the Offer by Purchaser to purchase all Shares of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1 or in the Offer to Purchase described therein.

ITEM 4.    Source and Amount of Funds or Other Consideration.

   The following paragraph is added as the third to last paragraph of Section 10 of the Offer to Purchase:

   "Parent and Purchaser do not currently have any plans or arrangements to repay the borrowings under the Irrevocable Letter of Credit, other than repayment from the working capital of Parent."

ITEM 10.  Additional Information.

   The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   The first sentence of Section 2 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

   "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for any and all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date if, prior to the Expiration Date, all the conditions set forth in the Introduction and Section 14 have been satisfied or waived."

   The following sentence is hereby added to the last paragraph of Section 13 of the Offer to Purchase:

   "Only stockholders receiving a dividend or distribution will be required to remit such dividend or distribution to the Purchaser in order to participate in the Offer. All stockholders receiving a dividend or distribution will be required to remit the dividend or distribution to the Purchaser."

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   The first  paragraph of Section 14 of the Offer to Purchase is hereby amended to replace the phrase "in the sole judgment of the Purchaser" with the phrase "in the reasonable judgment of the Purchaser."

   Paragraphs (a), (b), (c), (d), (f) and (g) of Section 14 of the Offer to Purchase are hereby amended to replace the phrase "sole judgment" with the phrase "reasonable judgment." Paragraph (h) of such Section is hereby amended to replace the phrase "sole discretion" with the phrase "reasonable discretion."

   The first sentence of the first paragraph of Section 16 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

   "The Purchaser has engaged Nesbitt Burns Securities Inc. to act as its exclusive financial advisor in connection with the proposed acquisition of the Company and as Dealer Manager with respect to the Offer. The Dealer Manager has agreed to use its best efforts to obtain tenders of the Shares pursuant to the Offer and to communicate with brokers, dealers, commercial banks and trust companies with respect to the Offer."

   Section 14(d)(v) of the Offer to Purchase provides that the Offer is conditioned upon the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States. Because the NATO military campaign against Serbia had commenced prior to the date of the Offer, the Purchaser hereby waives this condition with respect to NATO's military campaign against Serbia.

                                    SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 1999                     WHITMAN'S CANDIES, INC.


                                        By:   /s/ Thomas S. Ward
                                        Name: Thomas S. Ward
                                        Title:  Co-President

                                        WC-RMA CORP.


                                        By:   /s/ Thomas S. Ward
                                        Name: Thomas S. Ward
                                        Title:  Co-President


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